EXHIBIT 12.1

HOST HOTELS & RESORTS, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratio amounts)

	Quarter ended March 31,
	2014	2013
Income from continuing operations before income taxes	$69	$27
Add (deduct):
Fixed charges	67	84
Capitalized interest	(2)	(1)
Amortization of capitalized interest	4	2
Equity in losses related to equity method investees	8	2
Adjusted earnings	$146	$114
Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$58	$76
Capitalized interest	2	1
Portion of rents representative of the interest factor	7	7
Total fixed charges	$67	$84
Ratio of earnings to fixed charges	2.2	1.4